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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the determination of offer size and offer price for the A Share Issue.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



                            (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (Stock Code: 857)

                   DETERMINATION OF OFFER SIZE AND OFFER PRICE
                              FOR THE A SHARE ISSUE



--------------------------------------------------------------------------------
SUMMARY

The Company will issue 4 billion A Shares at the final offer price of RMB16.7 per Share.
--------------------------------------------------------------------------------

Reference is made to the Company's announcements dated 19 June 2007, 20 September 2007, 21 October 2007 and 24 October 2007 and the circular to the Shareholders dated 25 June 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meaning as those defined in the said circular and announcements.

The Company will issue 4 billion A Shares at the final offer price of RMB16.7 per Share. The above offer size and offer price determined were based on various considerations, such as the off-line indicative demand for the A Share Issue, the prevailing market conditions and the Company's funding requirements.

An announcement regarding the offer size and offer price of the A Share Issue will be published in several newspapers in the PRC including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 30 October 2007.




                                                        By Order of the Board
                                                     PETROCHINA COMPANY LIMITED
                                                             LI HUAIQI
                                                       Secretary to the Board


Beijing, the PRC
29 October 2007

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: October 29, 2007                              By:    /s/ Li Huaiqi
                                                            --------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary